Exhibit 11





INDEPENDENT AUDITORS' CONSENT


To the Board of Trustees and Shareholders of The Nottingham Investment Trust II:

We consent to the incorporation by reference in this Post-Effective Amendment No. 35 to Registration Statement No. 33-37458 of The Brown Capital Management Equity Fund, The Brown Capital Management Balanced Fund, The Brown Capital Management Small Company Fund and The Brown Capital Management International Equity Fund (each a series of The Nottingham Investment Trust II) of our report dated April 24, 1998, relating to The Brown Capital Management Equity Fund, The Brown Capital Management Balanced Fund, The Brown Capital Management Small Company Fund incorporated by reference in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the caption "Independent Auditor's" in such Registration Statement.



/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
February 22, 1999